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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
             Information to be included in statements filed pursuant
                  to Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)

                               (Amendment No. 3)*


                                   Genset S.A.
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                                (Name of Issuer)

              Ordinary Shares, nominal value (euro) 3.00 per share
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                         (Title of Class of Securities)

                                    37244T104
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                                 (CUSIP Number)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011 41 22 739 3113
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                                    Copy to:

         Robert Bordeaux-Groult                      William A. Groll
   Cleary, Gottlieb, Steen & Hamilton      Cleary, Gottlieb, Steen & Hamilton
         41, Avenue de Friedland          City Place House, 55 Basinghall Street
           75008 Paris, France               London EC2V 5EH, United Kingdom
          011 33 1 40 74 68 00                     011 44 207 614 2200

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 37244T104                                                       Page 2

    1      NAME OF REPORTING PERSON

           Serono S.A.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [X]

    3

    4      SOURCE OF FUNDS*

           WC, AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Switzerland

                              7    SOLE VOTING POWER

                                   0 shares

    NUMBER OF SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   20,016,434 shares
     EACH REPORTING
         PERSON               9    SOLE DISPOSITIVE POWER
          WITH
                                   0 shares

                              10   SHARED DISPOSITIVE POWER

                                   20,016,434 shares

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,016,434 shares

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           96.7%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 37244T104                                                       Page 3

    1      NAME OF REPORTING PERSON

           Serono France Holding S.A.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [X]

    3

    4      SOURCE OF FUNDS*

           WC, AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           France

                              7    SOLE VOTING POWER

                                   0 shares

    NUMBER OF SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   20,016,434 shares
     EACH REPORTING
         PERSON               9    SOLE DISPOSITIVE POWER
          WITH
                                   0 shares

                              10   SHARED DISPOSITIVE POWER

                                   20,016,434 shares

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,016,434 shares

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           96.7%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 3 (this "Amendment") relates to the ordinary shares, nominal value euro 3.00 per share ("Common Stock"), of Genset S.A. ("Genset"). This Amendment is being filed by Serono S.A. ("Serono") and Serono France Holding S.A. ("Purchaser") to amend and supplement their disclosure under
Section 13(d) of the Exchange Act, which, in accordance with Instruction H of the General Instructions to Schedule TO constituted part of their Schedule TO, initially filed on July 16, 2002, as amended, including by Amendment No. 5 (the final amendment) filed on October 31, 2002 (the "Schedule TO"), as further amended by Amendments No. 1 and 2 to Schedule 13D (collectively, as so amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            On April 15, 2003, Purchaser acquired 11,700,591 shares of Common Stock at euro 7.10 per share, upon its exercise of preferential subscription rights on an irreducible and a reducible basis, for an aggregate amount equal to approximately euro 83,074,196.10. Purchaser had previously acquired 51,144 shares of Common Stock in open market purchases on the Nouveau Marche beginning on December 2, 2002, for an aggregate amount equal to approximately euro 480,318.55. In addition, Purchaser acquired 4,500 OCEANEs of Genset on February 11, 2003, at euro 105.40 per OCEANE, for an aggregate amount equal to euro 474,300.

            The funds used for such purchases came from Purchaser's general corporate resources and affiliate funds.

Item 4.     Purpose of Transaction.

            On April 15, 2003, Serono issued a press release announcing that Purchaser now holds an aggregate of 19,371,449 Genset shares or 96.6% of the capital and voting rights. Consistent with its prior announcements in this respect, and subject to the satisfactory completion of the necessary steps with the French market authorities, Purchaser has decided to launch, shortly, a repurchase offer followed by a mandatory squeeze-out. A copy of the press release is filed as Exhibit 1 to this Amendment and is incorporated by reference in its entirety.

Item 5.     Interest in Securities of the Issuer.

            (a) - (c) From December 2, 2002 through April 15, 2003, Purchaser purchased an aggregate of 51,144 shares of Common Stock, on the dates, in the amounts and for the price per share set forth below. All of such purchases were open market transactions effected on the Nouveau Marche.

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          Date         Shares Purchased   Price Per Share      Aggregate Price
                                              (euros)             (euros)
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December 2, 2002               652             9.75                6,357.00
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December 3, 2002             1,976             9.75               19,266.00
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December 4, 2002               328             9.75                3,198.00
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December 5, 2002             1,408             9.75               13,728.00
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December 6, 2002             1,603             9.75               15,629.25
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December 13, 2002              928             8.85                8,212.80
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December 16, 2002              660             8.94                5,900.40
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December 17, 2002            2,032             8.96               18,206.72
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December 18, 2002              277             8.91                2,468.07
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December 19, 2002            1,327             8.92               11,836.84
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December 20, 2002              755             8.58                6,477.90
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December 23, 2002            1,500             8.76               13,140.00
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December 30, 2002            2,600             8.65               22,490.00
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December 31, 2002               81             8.13                  658.53
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January 2, 2003              2,937             9.47               27,813.39
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January 3, 2003                454             9.74                4,421.96
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January 7, 2002              1,500             8.50               12,750.00
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January 8, 2003              2,000             9.21               18,420.00
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January 9, 2003              2,000             9.70               19,400.00
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January 10, 2003             1,044             9.75               10,179.00
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January 13, 2003             2,543             9.75               24,794.25
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January 15, 2003             2,174             9.75               21,196.50
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January 16, 2003               344             9.75                3,354.00
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January 17, 2003                81             9.75                  789.75
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January 20, 2003               232             9.75                2,262.00
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January 31, 2003             2,971             9.73               28,907.83
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February 25, 2003           12,352             9.59              118,455.68
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March 6, 2003                  644             9.75                6,279.00
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March 7, 2003                  880             9.75                8,580.00
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March 10, 2003               1,110             9.75               10,822.50
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March 20, 2003               1,601             8.18               13,096.18
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March 21, 2003                 150             8.18                1,227.00
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            On April 15, 2003, Purchaser completed the purchase of 11,700,591 shares upon its exercise of preferential subscription rights on an irreducible and a reducible basis, as part of Genset's capital increase.

            In addition, on February 11, 2003, Purchaser purchased 4,500 OCEANEs at a price of euro 105.40 per OCEANE, or an aggregate price of euro 474,300. As a result of this purchase, Purchaser now holds 520,431 OCEANEs, representing 99.66% of the 522,223 OCEANEs currently outstanding. As a result of Genset's capital increase, the conversion ratio of the OCEANEs has been adjusted in accordance with their terms and each OCEANE is currently convertible or exchangeable into 1.174 new or existing shares of Common Stock.

            On December 19, 2002, Serono transferred one share of Common Stock to each of its five appointees to the Genset board of directors, in order to satisfy the requirement under French corporate law that each board member of a company also be a shareholder.

            As a result of such purchases, transfers and the capital increase, Purchaser currently holds 19,371,449 shares and, in accordance with Rule 13d-1 under the Exchange Act, is deemed to beneficially own the 644,985 shares that would be received upon conversion, exchange or exercise of the OCEANEs and warrants it holds. Serono, by virtue of its ownership and control of Purchaser, shares beneficial ownership of these shares. Thus, Serono and Purchaser currently beneficially own an aggregate of 20,016,434 shares, representing approximately 96.7% of the shares currently outstanding (after giving effect to the deemed conversion, exchange or exercise of the 520,431 OCEANEs and 34,000 warrants held by Purchaser).

Item 7.     Material to be Filed as Exhibits.

Exhibit 1  --  Press Release, dated April 15, 2003, of Serono.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 15, 2003

                                           SERONO S.A.

                                                   /s/ Jacques Theurillat
                                           -------------------------------------
                                                        (Signature)

                                                     Jacques Theurillat
                                           -------------------------------------
                                                      (Name and Title)

                                                  Director and Deputy CEO
                                           -------------------------------------


                                           SERONO FRANCE HOLDING S.A.

                                                   /s/ Jacques Theurillat
                                           -------------------------------------
                                                        (Signature)

                                                     Jacques Theurillat
                                           -------------------------------------
                                                      (Name and Title)

                                                          Director
                                           -------------------------------------